APEX FINTECH BROKERAGE SERVICES LLC

(formerly known as FinTron Invest LLC)

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm

December 31, 2025

Files as public information pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70414

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Apex Fintech Brokerage Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 N. St. Paul Street, Suite 1300
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Duckworth	214-765-1100	PDuckworth@apexfintechsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S. Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Duckworth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Apex Fintech Brokerage Services LLC _____, as of December 31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature ┌─DocuSigned by:
          │ *Paul Duckworth*
          └─31805C5B15AB479...

Title:
FINOP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Apex Fintech Brokerage Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apex Fintech Brokerage Services LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
March 31, 2026

APEX FINTECH BROKERAGE SERVICES LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2025
Assets		
Cash	$	376,154
Receivables from customers (net of allowance of $60,000)		15,026
Receivables from broker-dealer		152,121
Receivables from affiliates		8,144
Prepaid expenses		30,484
Other assets		3,974
Total assets	**$**	**585,903**
Liabilities and member's equity		
Liabilities		
Payables to Affiliates		16,982
Accrued expenses and other liabilities		91,777
Total liabilities		**108,759**
Commitments and contingencies		
Member's equity		
Member's equity		477,144
Total member's equity		**477,144**
Total liabilities and members's equity	**$**	**585,903**

See accompanying notes to the statement of financial condition.

1.   ORGANIZATION AND NATURE OF BUSINESS

Apex Fintech Brokerage Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of FinTron Inc. (the "Parent" or "FinTron"). FinTron is a wholly owned subsidiary of Apex Fintech Solutions Inc. ("Apex Fintech Solutions"). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC). SIPC provides limited coverage to investors on their brokerage accounts if the brokerage firm becomes insolvent. SIPC also, in many cases, protects customers from unauthorized trading in, or theft from, their securities accounts.

The Company was incorporated on August 29, 2019, as a limited liability company in accordance with the laws of the State of New York. The Company was formerly known as FinTron Invest LLC. On October 15, 2024, the Company's Parent, FinTron Inc. underwent a merger with Apex FS Merger Sub Inc. On November 16, 2024, the Company changed its name from FinTron Invest LLC to Apex Fintech Brokerage Services LLC.

To date the Company provided minimal brokerage services through a mobile phone application, with an emphasis on education for the newer investor.

The Company clears its securities transactions on a fully disclosed basis through Apex Clearing Corporation (the "Clearing Broker"), a wholly-owned subsidiary of Apex Fintech Solutions.

The accompanying financial statement has been prepared on a going concern basis of accounting. To date, the Company has experienced losses primarily due to its lack of revenue producing activities, while incurring significant fixed costs. Management has received a letter of support from its ultimate Parent, Apex Fintech Solutions, that it has the ability and intent to fund operations through at least one year and a day beyond the date of the auditor's report.

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined. The Company claims exemption from SEA Rule 15c3-3 pursuant to paragraph k(2)(ii) of the Rule.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities in the notes to the Statement of Financial Condition at the date of the Statement of Financial Condition. On an ongoing basis, management evaluates its significant estimates, including, but not limited to, the useful lives of property and equipment, the estimate of credit losses and provision for income taxes. In accordance with U.S. GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable.

Reclassification

Where applicable, certain amounts in the prior years consolidated financial statements have been reclassified to conform to current year presentation. There were no material or significant rearrangements or reclassifications made during the year, and these reclassifications had no impact on the results of operations.

Cash

The Company has cash on deposit with major financial institutions. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2025, the Company held no cash equivalents.

Receivables from and Payables to Broker-dealer

Receivables include amounts due from clearing organizations relating to open transactions, non-customer receivables, unsettled securities activities and deposits with clearing organizations. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities.

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. As of December 31, 2025, the Company had no allowance for credit losses ("ACL").

Receivables from customers

Amounts receivable from customers include amounts due on brokerage services.

Current expected credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. As of December 31, 2025, the Company recorded $60,000 as an allowance for credit losses ("ACL") related to receivables from customer.

Income Tax

The Company files a consolidated U.S. income tax return with Apex Fintech Solutions on a calendar year basis and combined or separate returns for state tax purposes where required. Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

The Company did not make provisions for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

As of December 31, 2025, generally the past three years remain subject to examination by various tax jurisdictions under the statute of limitations.

Recently issued Accounting Pronouncements – Issued but not yet Adopted

On July 30, 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). The amendments in ASU 2025-05 provide a practical expedient that allows entities to assume current economic conditions as of the balance sheet date will remain unchanged throughout the reasonable and supportable forecast period when estimating expected credit losses for eligible financial assets, including trade receivables and contract assets. ASU 2025-05 is effective for fiscal periods beginning after

December 15, 2025. The Company is in the process of evaluating the impact of ASU 2025-05 on its financial statements.

Recently Accounting Pronouncements – Adopted

On March 29, 2024, the FASB issued ASU 2024-02, *Codification Improvements – Amendments to Remove References to the Concept Statements* ("ASU 2024-02"). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 was effective for fiscal years beginning after December 15, 2024. The Company adopted this standard on January 1, 2025.

There was no impact on the Company's Financial Statements from recently adopted accounting standards.

3.　RECEIVABLES FROM BROKER-DEALER

Receivables from broker-dealer consist of the following:

	December 31, 2025
Deposits from broker-dealer	$ 152,121

Receivable from broker-dealer is considered past due when payments are not received on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off. The Company's estimate of the allowance for credit losses is based on historical experience, its evaluation of the current status of receivables, and unusual circumstances, if any. As of December 31, 2025, the Company has not recorded any allowance for credit losses on this balance.

4.　RECEIVABLES FROM CUSTOMERS

Receivables from customers consist of the following:

	December 31, 2025
Receivables from customers, net of allowance of $60,000	$ 15,026

Receivable from customers are considered past due when payments are not received on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off. The Company's estimate of the allowance for credit losses is based on historical experience, its evaluation of the current status of receivables, and unusual circumstances, if any.

Allowance for Credit Losses

The following presents the activity in the Company's allowance for credit losses for Receivables from clients:

	December 31, 2025
Allowance at beginning of period	$ —
Plus: credit loss expense for the current period	60,000
Allowance at end of period	$ **60,000**

Receivables and Contract Balances

Receivables are recognized when the Company has an unconditional right to invoice and receive payment under a contract with a customer and are derecognized when cash is received. Receivables primarily consist of transaction-based revenue receivables and are reported in Receivables from customers in the Statement of Financial Condition.

The receivables balances for the periods indicated were as follows:

	December 31, 2025
Receivables at the beginning of the period	13,311
Receivables at end of the period	15,026
Increase in receivables during the period	**$ 1,715**

The difference between the opening and ending balances in receivables for the year ended December 31, 2025, was primarily driven by an increase in transaction-based revenue due to increased trading volumes.

Concentration of Receivables

For the year-ended December 31, 2025, two clients accounted for 100% of the Company's receivables from customers.

5. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of conducting business. As of December 31, 2025, and through the date of this report there were no such claims.

6. RELATED PARTIES TRANSACTIONS

The Company regularly enters into certain expense sharing agreements with wholly-owned subsidiaries of Apex Fintech Solutions, and shares support functions and administrative services with Apex Fintech and certain of its affiliates, whereby these entities charge the Company for, among other things, pass through costs for third party vendors that are shared amongst the entities, rent and related operating expenses and taxes, costs related to technology and costs related to employee services.

On October 7, 2025, the Apex Fintech Solutions and its subsidiaries entered into a services and expense sharing agreement ("SESA") with PEAK6 Group, PEAK6 Services and PEAK6 Investments LLC ("PEAK6 Investments", and together with PEAK6 Group and PEAK6 Services, the "PEAK6 Providers"), an affiliate of PEAK6 Holdings, under which the SSA is amended and restated in its entirety. Under the terms of the SESA, the PEAK6 Providers to provide shared services, including human resources, technology, facility, legal, finance and accounting services. The PEAK6 Providers are entitled to fees and other payouts for these shares services pursuant to the terms of the SESA. The PEAK6 Providers bill Apex Fintech for these supporting services and Apex Fintech allocates the expenses for these supporting services to its affiliates based on the provisions of the expense sharing agreements.

FinTron, Inc.

The FinTron allocates the cost of the services to the Company without the requirement for reimbursement. The Company treats such contributed expenses as contributed capital. During the year ended December 31, 2025, the FinTron allocated $1,014,670 to the Company. In addition, FinTron made a non-cash contribution of $187,241 representing amounts paid to ACC on behalf of the Company. The Company allocated $1,875 to the FinTron. As of December 31, 2025, the Company had a payable of $16,982 recorded in the Statement of Financial Condition as Payables to affiliates.

Apex Clearing Corporation

Apex Clearing Corporation (''Apex Clearing'') performs clearing services for the Company. Under the Clearing Agreement, the Company enters directly with its customers and records the related clearing revenue on a gross basis. Pursuant to the revenue sharing agreement the Company and Apex Clearing, the Company pays Apex Clearing 30% of the clearing revenue generated from these arrangements. For the year ended December 31, 2025, the Company recorded $22,500 of clearing revenue allocated to Apex Clearing. As of December 31, 2025, the Company had a net receivable from Apex Clearing Corporation of $8,144 recorded in the Statement of Financial Condition as Receivables from affiliates. All execution, clearing and brokerage fees are paid to Apex Clearing, and the related receivables from broker-dealer are recorded by Apex Clearing.

7.   SEGMENT REPORTING

The Company operates a single line of business as a broker-dealer, which comprises several classes of services, including clearing and executing of trades, carrying accounts and custody cash and securities for customers on either a fully disclosed or omnibus basis, and also providing prime brokerage, margin lending, securities lending, and other back office services.

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital as disclosed in Note 8, *Regulatory Requirements*, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2, *Summary of Significant Accounting Policies*. As the Company's operations comprise of a single reporting segment, the segment assets are reflected on the Statement of Financial Conditions as "total assets".

8.   REGULATORY REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $5,000 or 6 2/3 % of aggregate indebtedness and that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

The table below summarizes net capital, minimum net capital, and excess net capital:

	December 31, 2025
Net Capital	$ 282,421
Minimum Net Capital	7,251
Excess Net Capital	275,170

As of December 31, 2025, Aggregate Indebtedness as a percentage of Net Capital was 38.51%.

9.   SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the financial statements were issued. The Company has determined that there are no material subsequent events that occurred during this period that could require an adjustment to these financial statements.